Exhibit 99.131

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD EXPANDS RESOURCE POTENTIAL AT TIMMINS MINE

•                 New high-grade mineralization identified within previously untested gap below current resource in Ultramafic Zone between 740 and 785 levels, including 7.55 gpt over 13.00 m and 8.84 gpt over 22.50 m.

•                 New mineralization identified in Footwall Zone near 650 Level outside current resource model (5.91 gpt over 10.25 m in 650-079, 5.08 gpt over 18.50 m in 650-049 and 6.08 gpt over 10.30 m in 650-095).

•                 Potential to expand high-grade core of Ultramafic Zone near 650 Level highlighted by holes 650-016 (9.77 gpt over 18.50 m), 650-051 (10.31 gpt over 19.70 m), 650-078 (12.13 gpt over 26.00 m) and 650-079 (7.52 gpt over 20.30 m).

•                 High-grade intercepts, including 23.26 gpt over 8.50 m, 12.13 gpt over 13.30 m and 6.55 gpt over 13.30 m, compare favourably to results of previous wider-spaced surface drilling.

Toronto, Ontario (April 27, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 44 holes (7,627 metres “m”) from drilling on the 650 and 525 levels of the Timmins Mine. The drilling represents the final 13 holes (3,673 m) of the 88 hole (14,424 m) 2009 program and 31 holes (3,954 m) from the ongoing 2010 campaign. Among significant intersections from the drilling are 23.26 gpt over 8.50 m in 650-066, 12.13 gpt over 13.30 m in 650-028, and 6.55 gpt over 13.30 m in 650-064 which compare favourably to intercepts from previous wider-spaced surface drilling used for resource calculations between the 650 and the 725 levels. In addition, 650-065 intersected 7.55 gpt over 13.00 m and 650-068 intersected 8.84 gpt over 22.50 m within a previously untested gap within the current resource model of the Ultramafic Zone between the 740 and the 785 levels.

Gold mineralization intersected in these holes is located in the down plunge extension of the Ultramafic Zone from the 650 Level and is closely associated with swarms of quartz veins occurring within a series of lenses located along a broad structural corridor dipping moderately northward. The new higher-grade intersections are related to swarms of veining located in the central portion of the system which has been traced from just below the 650 Level to at least the 780 Level. The swarms of quartz veining are found to have variable sizes, shapes and grades and are often closely related to increased carbonate alteration and increased sulphide content. The above factors, as well as the increase in the gold price from the US $500 per ounce used in the most recent National Instrument (“NI”) 43-101 report (October 2009), indicate that opportunities exist to re-interpret portions of the existing resource into a combination of high grade and large bulk mining stoping blocks, potentially leading to increased total ounces and optimization of the current mine plan.

Within the uppermost trend of the corridor the following holes: 650-078 (12.13 gpt over 26.00 m), 650-051 (10.31 gpt over 19.70 m), 650-016 (9.77 gpt over 18.50 m) and 650-079 (7.52 gpt over 20.30 m), continued to confirm and expand the size of the high-grade core of the mineralization in the Ultramafic Zone near the 650 Level.

Holes 650-079 (5.91 gpt over 10.25 m), 650-095 (6.08 gpt over 10.30 m) and 650-049 (5.08 gpt over 18.50 m) also tested the Footwall Zone near the 650 Level. These are the first closer spaced holes to test the Footwall Zone in this area and now allow interpretation of a consistent zone of higher-grade mineralization located immediately north and trending parallel to the Ultramafic Zone. The intercepts reported from 650-079, 650-095 and 650-049 occur outside the current resource model, which indicates the potential to expand resources in this area of the Footwall Zone.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The results being announced today support the original resource estimates and also highlight the significant potential that exists to extend resource blocks, and discover new resources at the Timmins Mine. We are continuing to drill underground for both mine planning and resource expansion, and plan to extend a development ramp above the 650 Level and establish a series of sub-levels in anticipation of initial test stoping during the summer and commercial production later in the year. We have completed sinking the Timmins shaft to the 710 metre level and will complete the shaft changeover and commence skipping in early May. Underground development to Thunder Creek from Timmins Mine is also progressing on schedule and we remain on track to intersect Thunder Creek mineralization from the 200 Level in June and from the 650 Level by the end of September.”

Going forward, the Company plans to develop hanging wall drifts on the 525, 650 and 715 levels at Timmins Mine in order to allow additional close-spaced drilling above and below the 650 Level for definition and expansion of current resources to support the first 3 years of the mine plan and to explore for new zones.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drill program at the Timmins Mine property is Stephen Conquer, P.Geo. and for resource estimation at Timmins Mine is Bob Kusins, P.Geo. As QPs, they have prepared or supervised the preparation of the scientific or technical information for the property and have verified the data disclosed in this press release. Both QPs are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Samples are obtained from BQTK-sized diamond drill core, with roughly 25% of sampled core being sawn in half and the remaining 75% being whole core sampled. All remaining core materials, including the remaining half of sawn core is retained on site in a secure location. Drill core samples are stored for sample preparation and gold analysis performed by ALS Chemex. ALS Chemex is an ISO 9001-200 registered laboratory, preparing for ISO 17025 certification. Drill core samples are transported in security-sealed bags to ALS Chemex’s Timmins Sample Preparation Facility. Sample preparation is completed in Timmins, and the prepared sample pulps are then transported to ALS Chemex’s analytical laboratory in Vancouver, BC. Gold grades are obtained on all samples via Fire Assay with Atomic Absorption finish, using 50g aliquots. For samples that return a gold content greater than 3 gpt, the sample is re-analyzed via Fire Assay with Gravimetric finish, again using a 50g aliquot.

Additional information regarding exploration and resources at Timmins Mine is set out in the technical report entitled, “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada,” dated October 1,2009, filed on SEDAR on October 6, 2009 (www.sedar.com).

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is currently carrying out pre-production and development work at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is also performing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Table 1 - Timmins Mine - Significant new assay results from underground drilling.

Hole Number	From (m)	To (m)	Assay (gpt)	Length (m)	Comments
525-001	165.40	166.40	3.00	1.00
525-018	36.00	37.00	2.85	1.00	UM1
525-024	129.10	129.50	29.40	0.40
525-026	70.50	71.10	102.00	0.60
525-030	406.00	406.30	3.58	0.30
650-015	50.00	68.00	6.62	18.00	UM1
includes	50.00	56.90	10.20	6.90
includes	55.00	56.90	28.56	1.90
and	62.60	68.00	8.99	5.40
includes	65.00	66.00	16.55	1.00
	88.00	94.00	3.32	6.00	Upper FW
650-016	47.10	65.60	9.77	18.50	UM1
includes	59.30	61.60	48.14	2.30
	71.20	72.20	7.94	1.00
	93.00	94.00	4.27	1.00
650-028	100.50	102.10	12.43	1.60
	110.00	123.30	12.13	13.30	UM1
includes	111.00	113.00	51.90	2.00
	131.30	133.70	4.95	2.40
	143.70	144.70	13.55	1.00
650-032	44.00	60.70	8.72	16.70	UM1
includes	57.00	59.50	34.63	2.50
	63.5	66.00	5.92	2.50
	72.00	73.00	6.93	1.00
	78.00	79.00	8.79	1.00
	106.00	107.00	5.73	1.00
	130.00	131.50	8.33	1.50	FW
650-049	70.10	74.00	4.24	3.90	UM1
	103.40	121.90	5.08	18.50	Upper FW
includes	117.60	118.80	16.35	1.20
650-051	50.40	70.10	10.31	19.70	UM1
includes	65.80	68.60	34.70	2.80
	93.70	96.00	4.48	2.30
	102.00	107.30	4.94	5.30
650-055	53.30	71.20	4.26	17.90	UM1
includes	53.30	63.40	6.41	10.10
	83.00	99.80	5.26	16.80	UM2 - Upper FW
includes	97.00	99.80	15.46	2.80
650-056A	50.60	62.70	4.76	12.10	UM1
	68.30	69.10	5.32	0.80
	80.80	81.90	5.16	1.10
650-057	30.50	38.90	4.74	8.40	Upper FW
	59.20	61.30	4.06	2.10	FW2
	67.60	68.10	11.90	0.50
	71.10	71.70	16.50	0.60
	74.30	75.40	4.62	1.10
650-058	31.30	31.80	3.06	0.50
	51.00	51.70	3.93	0.70	Upper FW

Table 1 - Timmins Mine - Significant new assay results from underground drilling.

Hole Number	From (m)	To (m)	Assay (gpt)	Length (m)	Comments
650-059	2.80	4.20	13.90	1.40	UM1
	20.60	21.60	10.27	1.00	Upper FW
650-060	3.40	5.70	7.43	2.30	UM1
650-061	9.00	10.00	13.60	1.00
	17.90	20.80	10.38	2.90	Upper FW
	27.00	31.50	5.91	4.50	Upper FW
	41.30	48.20	4.22	6.90
	57.50	59.50	4.02	2.00
650-062	17.10	20.60	3.63	3.50	UM 1
650-063	28.00	29.00	9.42	1.00	Upper FW
	53.00	54.00	25.20	1.00	UM1
650-064	6.70	7.30	10.90	0.60	Upper FW
	19.50	20.00	4.58	0.50
	67.00	69.15	17.00	2.15	UM1
includes	67.00	68.00	34.40	1.00
	90.30	103.60	6.55	13.30	UM
includes	90.30	92.30	8.47	2.00
and	97.00	97.70	75.70	0.70
650-065	13.60	18.00	5.74	4.40	FW
	49.50	50.10	8.54	0.60
	78.00	79.50	6.19	1.50
	118.50	131.50	7.55	13.00	UM
includes	127.50	131.50	22.65	4.00
includes	128.50	130.00	44.73	1.50
650-066	8.50	9.00	26.90	0.50	FW
	63.00	64.50	5.31	1.50	UM1
	97.50	106.00	23.26	8.50	UM
incl	99.80	105.00	36.56	5.20
650-067	11.50	19.50	3.89	8.00	FW
	82.50	83.20	9.75	0.70
	101.00	102.00	4.20	1.00
	105.00	107.80	4.62	2.80
	115.60	117.00	4.75	1.40
	118.50	119.00	7.43	0.50
650-068	12.50	16.50	3.69	4.00	FW
	61.50	63.50	4.91	2.00
	105.00	127.50	8.84	22.50	UM
includes	105.00	108.30	34.81	3.30
and	120.70	123.50	16.56	2.80
and	126.60	127.50	13.40	0.90
650-069	16.00	16.50	8.47	0.50	FW
	18.50	19.50	5.03	1.00
	59.40	65.50	1.74	6.10
	62.80	64.00	5.58	1.20
	84.30	87.50	6.03	3.20	UM
	100.50	100.80	28.60	0.30
650-070	7.90	18.10	5.13	10.20	FW
	57.70	69.50	4.86	11.80	UM1
includes	63.20	65.80	11.28	2.60

Table 1 - Timmins Mine - Significant new assay results from underground drilling.

Hole Number	From (m)	To (m)	Assay (gpt)	Length (m)	Comments
650-072	4.00	8.20	5.32	4.20	UM2
650-073	14.00	18.50	18.09	4.50	Upper FW
	44.50	46.30	3.50	1.80
	55.20	56.20	20.80	1.00	UM1
650-074	13.00	15.90	39.77	2.90	Upper FW
	52.50	52.90	10.20	0.40	UM1
650-075	11.85	13.35	4.23	1.50	Upper FW
	15.65	15.90	9.99	0.25
	59.10	61.20	4.45	2.10	UM1
includes	60.90	61.20	16.25	0.30
650-078	45.00	71.00	12.13	26.00	UM1
includes	48.50	51.00	50.20	2.50
and	61.50	63.50	34.19	2.00
	76.00	77.00	3.13	1.00
	86.50	89.00	11.24	2.50
	117.00	119.00	9.80	2.00
650-079	52.90	53.90	4.39	1.00
	61.40	81.70	7.52	20.30	UM1
includes	61.40	67.20	8.14	5.80
and	75.50	81.70	15.72	6.20
	94.85	105.10	5.91	10.25	Upper FW
	119.10	123.40	17.27	4.30	FW
	127.45	128.00	17.35	0.55
650-080	57.60	58.20	32.90	0.60	Upper FW
	102.8	103.1	3.68	0.30	FW
650-081	152.50	152.80	18.90	0.30	FW2
650-083	45.80	65.40	4.11	19.60	UM1
includes	45.80	50.00	9.18	4.20
and	62.50	65.40	11.96	2.90
	93.20	95.20	12.76	2.00	Upper FW
	154.50	154.80	27.60	0.30	FW2
650-095	83.90	94.20	6.08	10.30	Upper FW
includes	85.00	86.80	19.68	1.80
	111.60	114.20	10.63	2.60	FW
	124.80	130.80	3.89	6.00	Lower FW

Notes:

1)              Holes 525-014, 525-029, 525-031, 525-032, 525-033, 650-009, 650-056 and 650-082 returned weak or no significant values.

2)              Results from 525-024 above 106.9 metres were previously reported.

3)              Composites for holes 650-015 (50.00-68.00m), 650-032 (44.00-60.70m) and 650-055 (53.30-71.20m) include unsampled intervals. These unsampled intervals were assigned a value of 0.00 gpt Au to calculate composites.

3)              Assays are reported uncut.

4)              True widths are not reported at this time.

Figure 1. Plan View

650-095
10.63 gpt/2.60m
650-065
5.26 gpt/16.80m
650-095
6.08 gpt/10.30m
650-070
5.13 gpt/10.20m
650-074
39.77 gpt/2.90m
650-073
18.09 gpt/4.50m
650-065
7.55 gpt/13.00m
incl. 22.65 gpt /4.00m
650-068
8.84 gpt/22.50m
incl. 34.81 gpt /3.30m
650-064
17.00 gpt/2.15m
6.55 gpt/13.30m
650-028
12.13 gpt/13.30m
incl. 51.90 gpt /2.00m
650-066
23.26 gpt/6.50m
incl. 36.56 gpt /5.20m
650-069
6.03 gpt/3.20m
650-079
5.91 gpt /10.25m
17.27 gpt/4.30m
17.35 gpt /0.55m
650-049
5.08 gpt/18.50m
650-079
7.52 gpt/20.30m
incl. 15.72 gpt /6.20m
650-049
4.24 gpt/3.90m
650-062
3.63 gpt/3.50m
650-078
12.13 gpt/26.00m
incl. 50.20 gpt /2.50m
650-032
8.72 gpt/16.70m
incl. 34.63 gpt /2.50m
650-083
4.11 gpt/19.60m
incl. 9.18 gpt /4.20m
650-070
4.86 gpt/11.80m
650-016
9.77 gpt/18.50m
incl. 48.14 gpt/2.30m
650-015
6.62 gpt/18.00m
incl. 10.20 gpt/6.90m
650-051
10.31 gpt/19.70m
incl. 34.70 gpt /2.80m
650-055
4.26 gpt/17.90m
incl. 6.41 gpt/10.10m
650-056A
4.76 gpt/12.10m
N
8000
4600
4700
4800
Timmins Mine
650 Level
Shaft
0
15
30
60
Meters
Legend
Significant Drill Intersection
UM Zones Below 650 Level
FW Zones Below 650 Level
UM Zones Above 650 Level
FW Zones Above 650 Level
UM Zones
FW Zones
LAKE SHORE
GOLD CORP.
TIMMINS MINE
650 LEVELPLAN
Date: April, 2010

Figure 2. Long Section

650-051
10.31 gpt/19.70m
650-015
6.62 gpt/18.00m
650-083
4.11 gpt/19.60m
650-055
4.26 gpt/17.90m
incl. 6.41 gpt/10.10m
650-016
9.77 gpt/18.50m
650-056A
4.76 gpt/12.10m
650-032
8.72 gpt/16.70m
630 Sub Level
Projected
630 Sub Level
650-028
12.13 gpt/13.30m
650-078
12.13 gpt/26.00m
650 Level
650-063
25.20 gpt/1.00m
650-074
10.20 gpt/0.40m
650-049
4.24 gpt/3.90m
650-079
7.52 gpt/20.30m
650-062
3.63 gpt/3.50m
650-073
20.80 gpt/1.00m
650-064
6.55 gpt/13.30m
650-069
6.03 gpt/3.20m
1.74 gpt /6.10m
Shaft
650-070
4.86 gpt/11.80m
incl. 11.28 gpt /2.60m
Shaft Bottom 712.5 Level
(120m south of longsection)
650-066
23.26 gpt/8.50m
incl. 36.56 gpt /5.20m
650-068
8.84 gpt/22.50m
650-065
7.55 gpt/13.00m
Legend
gpt Au X m
<3
3-20
20-40
40-60
>60
New UM1 mineralization model
Outline for October 1, 2009 Resource
UM South Updated Resource Model
4900
4700
4800
9400
9300
Meters
LAKE SHORE
GOLD CORP.
TIMMINS MINE
LONGITUDINAL SECTION
LOOKING NORTH
Date: April, 2010